SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) BY: /S/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: November 29th, 2004

FOR IMMEDIATE RELEASE

SILICOM ENHANCES MULTIPORT ETHERNET ADAPTERS
WITH INTEGRATED “TAP” FUNCTIONALITY

– Total of $220,000 in initial orders for this new line of products –

KFAR SAVA, Israel – November 29, 2004 – Silicom Ltd. (NASDAQ:SILCF) today announced another enhancement of its Multiport Ethernet Adapters for high-performance server/security networks and appliances: the integration of a “tapping” device into the multi-port NIC. These “taps” facilitate non-intrusive network monitoring, “sniffing,” analysis and troubleshooting by enabling “listening” devices to be attached to the network without compromising connectivity or traffic flow. The integration of these devices into a multiple-port NIC reduces the overall cost, footprint and the number of components required to achieve all required capabilities, while increasing the reliability of the overall solution. The flexible design of the boards, in both copper and fiber, also allows additional modes of operation to be incorporated (such as a Bypass mode), leading to an implementation potential in diversified applications.

Accumulated orders for the new Tap-NIC product have already reached $220,000. Deliveries of the first products are scheduled for the first quarter of 2005.

“Our innovative Tap-NIC solution addresses the need for reasonably-priced, small footprint, highly-reliable ways to provide a variety of functions within security and other types of network appliances,” said Shaike Orbach, Silicom’s President and CEO. “Our technology and experience, together with the flexibility of our Multiport Ethernet Adapters as a platform, make Silicom particularly well-suited for addressing this need. As we penetrate deeper into the security appliance market, we are identifying many unsolved connectivity problems, and are responding with creative, high-value solutions. Our innovative concepts and superior execution capability are keys that are opening up interesting new markets and increasing the momentum of our strategic server/storage business.”

About Silicom
Silicom Ltd. is an industry-leading provider of communications connectivity solutions and advanced enabling technologies, making it the preferred time-to-market and performance partner to many of the industry’s significant players. With core expertise in high performance, innovative technologies for networking and operating systems, the Company develops high-performance networking solutions for manufacturers of storage, Internet traffic management, security, and other types of server-based systems characterized by multi-port high-performance environments. Silicom also offers an extensive range of PC Cards, PCI cards and USB products. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Contacts:
Ilan Erez
Silicom
+972-9-764-4555
ilane@silicom.co.il